UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                         Metromedia Fiber Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    591689104
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
                       November 15, 2002; December 9, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
--------------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-(c)

[X]  Rule 13d-1(d)


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.878546209                                           Page 2  of 5  Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS

     Stephen A. Garofalo

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               5.   SOLE VOTING POWER

                    86,888,389 includes (i) (a) presently exercisable options to purchase 250,000 shares, 346,588 shares and 525,000 shares of Class A Common Stock at a purchase price of $0.40 per share, $0.12313 per share and $28.5625 per share, respectively, and (b) 9,435,743 shares of Class A Common Stock issuable upon conversion of a convertible note at $0.5299 per share and (ii) presently exercisable options to purchase 5,435,888 shares of Class A Common Stock at a purchase price of $0.12313 per share held by the Stephen A. Garofalo 1999 Annuity Trust No. 1 for which Mr. Garofalo acts as trustee and 301,524 shares of Class A Common Stock at a purchase price of $0.12313 per share held by the Stephen A. Garofalo 1999 Annuity Trust No. 2 for which Mr. Garofalo acts as trustee.
               _________________________________________________________________
               6.   SHARED VOTING POWER

                    -0-
               _________________________________________________________________
               7.   SOLE DISPOSITIVE POWER

                    86,888,389 includes (i) (a) presently exercisable options to purchase  250,000 shares,  346,588 shares and 525,000 shares of Class A Common  Stock at a  purchase  price of $0.40  per
                    share,   $0.12313   per  share  and   $28.5625   per  share,
                    respectively,  and (b)  9,435,743  shares  of Class A Common
                    Stock  issuable upon  conversion  of a  convertible  note at
  NUMBER OF         $0.5299 per share and (ii) presently  exercisable options to purchase  5,435,888  shares  of  Class A  Common  Stock at a
BENEFICIALLY        purchase  price of $0.12313 per share held by the Stephen A.
                    Garofalo  1999  Annuity  Trust No. 1 for which Mr.  Garofalo
  OWNED BY          acts as trustee and 301,524  shares of Class A Common  Stock at a  purchase  price  of  $0.12313  per  share  held by the
    EACH            Stephen A.  Garofalo  1999 Annuity Trust No. 2 for which Mr.
                    Garofalo acts as trustee.
  REPORTING    _________________________________________________________________
               8.   SHARED DISPOSITIVE POWER
   PERSON
                    -0-
    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,888,389 includes (i) (a) presently exercisable options to purchase 250,000 shares, 346,588 shares and 525,000 shares of Class A Common Stock at a purchase price of $0.40 per share, $0.12313 per share and $28.5625 per share, respectively, and (b) 9,435,743 shares of Class A Common Stock issuable upon conversion of a convertible note at $0.5299 per share and
     (ii) presently exercisable options to purchase 5,435,888 shares of Class A Common Stock at a purchase price of $0.12313 per share held by the Stephen
     A. Garofalo 1999 Annuity Trust No. 1 for which Mr. Garofalo acts as trustee and 301,524 shares of Class A Common Stock at a purchase price of $0.12313 per share held by the Stephen A. Garofalo 1999 Annuity Trust No. 2 for which Mr. Garofalo acts as trustee.
________________________________________________________________________________

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     10.4%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                                        3

Item 4.  Ownership.

         See responses to Items 5, 6, 7, 8, 9 and 11 of the Cover Page to this Amendment No. 4 to Schedule 13G.

         Mr. Garofalo beneficially owns 86,888,389 that includes (i) (a) presently exercisable options to purchase 250,000 shares, 346,588 shares and 525,000 shares of Class A Common Stock at a purchase price of $0.40 per share, $0.12313 per share and $28.5625 per share, respectively, and (b) 9,435,743 shares of Class A Common Stock issuable upon conversion of a convertible note at $0.5299 per share and (ii) presently exercisable options to purchase 5,435,888 shares of Class A Common Stock at a purchase price of $0.12313 per share held by the Stephen A. Garofalo 1999 Annuity Trust No. 1 for which Mr. Garofalo acts as trustee and 301,524 shares of Class A Common Stock at a purchase price of $0.12313 per share held by the Stephen A. Garofalo 1999 Annuity Trust No. 2 for which Mr. Garofalo acts as trustee. This represents approximately 10.4% of the outstanding shares of Class A Common Stock (based on 819,087,277 shares of such stock outstanding as of November 14, 2002).

         On November 15, 2002, Mr. Garofalo transferred 11,141,200 shares of Class A Common Stock to DECS Trust VI.

         On December 9, 2002, Mr. Garofalo sold 1,000,000 shares of Class A Common Stock.

         On December 9, 2002, The Garofalo Foundation, Inc. disposed of 813,378 shares of Class A Common Stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Stephen A. Garofalo
                                        ----------------------------------------
                                        Stephen A. Garofalo


Date:  February 11, 2003